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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of September, 2006

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibits 99.1 and 99.2, respectively, are (1) a press release, dated September 11, 2006, whereby Acergy S.A. (the "Company") announced that it intends to make an offering of up to US$ 500 million in principal amount of convertible notes due 2013 (the "Notes") and (2) a press release, dated September 11, 2006, whereby the Company announced the pricing of its offering of the Notes.

The attached press releases shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and
No. 333-124997) and the Company's Registration Statements on Form F-3 and
Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements set forth above and contained in the press releases furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: successful completion of the offering of the Notes; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: September 12, 2006                          By:    /s/ Stuart Jackson
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                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer